Exhibit 99.2

Caddis Capital Fully Backs Fermi's Board, Management, and Long-Term Strategic Plan

Endorses Recent Management Changes and Plan to Appoint Seasoned New Leadership Team

Fermi's Second-Largest Shareholder Opposes Efforts of Disgruntled Former CEO to Seize Control of Company and Push for Hasty, Ill-Advised Sale

DALLAS – (BUSINESS WIRE) – Caddis Capital, LLC ("Caddis Capital," the "firm," "our," or "we") is the second-largest shareholder in Fermi Inc. ("Fermi" or the "Company") (NASDAQ: FRMI) (LSE: FRMI), owning approximately 9.3% of the Company's outstanding common shares. Caddis Capital today issued the following statement reaffirming the firm's support for Fermi's Board of Directors (the "Board"), the Company's management team, and its long-term strategic plan. Caddis Capital also underscored its opposition to the proposals recently advanced by the Company's disgruntled former CEO, who was fired for cause.

Griffin Perry, Managing Partner of Caddis Capital, said:

> "Fermi is a strategically important company for the State of Texas and for the United States as a whole. We remain confident in the Company's long-term prospects and believe its shares represent a compelling opportunity for investors. We also believe the Board as it is currently constituted, including former Texas Governor Rick Perry, who was previously nominated by Caddis Capital, has the necessary skills and expertise to effectively oversee the implementation of Fermi's strategy and ensure the highest level of governance.

> In our view, Fermi's recent market valuation has been materially disconnected from its intrinsic value and does not reflect the strength of its underlying assets, strategic positioning, and long-term growth profile. A sale of the Company at such a depressed price would deprive shareholders of significant value, and we believe closing the valuation gap will require leadership with the depth of experience and execution capability commensurate with the Company's ambitions.

> For these reasons, we supported Fermi's recent decisions to remove Toby Neugebauer as CEO and accept the resignation of Miles Everson as CFO. We believe these changes were necessary to ensure disciplined execution and long-term value creation. We are aligned with Fermi's Board on the need to appoint seasoned senior executives with proven operational expertise, and we definitively oppose Mr. Neugebauer's efforts to seize control of the Company in pursuit of a hasty and ill-advised sale.

> The recent reduction of Caddis Capital's ownership stake in Fermi to just under 10% was a deliberate and strategic step taken to reduce the regulatory burden on the firm and preserve the privacy of its structure. We continue to hold a strong conviction in Fermi's prospects and remain its second-largest shareholder.

> We are actively and constructively engaged with Fermi's Board and management team to help the Company reach its full potential, including through ongoing discussions with strategic partners, advocating for rigorous capital allocation and best-in-class governance practices, and working collaboratively to maximize long-term value for our fellow shareholders, employees, customers, and other stakeholders."

Exhibit 99.2

About Caddis Capital

Caddis Capital, LLC is a family investment firm with a long-term oriented investment strategy focused on driving durable value creation through active ownership and disciplined, constructive engagement.

Investor Contacts

Caddis Capital, LLC
info@caddis-capital.com

Media Contacts

Scott Deveau / Jeremy Jacobs
August Strategic Communications
CaddisCapital@AugustCo.com
(323) 892-5562